SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	October	2010
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated October 25, 2010.

Document 1

For Immediate Release	October 25, 2010

SONDE RESOURCES CORP. ANNOUNCES MEMORANDUM OF UNDERSTANDING FOR SETTLEMENT OF CLASS ACTION PROCEEDINGS

CALGARY, ALBERTA--(Marketwire – October 25, 2010) - Sonde Resources Corp. ("Sonde") (TSX:SOQ)(NYSE Amex LLC: SOQ) announced today that the parties to the class action proceedings commenced in United States District Court for the Southern District of New York and in the Ontario Supreme Court of Justice in the Province of Ontario (the "Litigation") against certain former executives of Sonde and, in the Ontario proceedings, Sonde and its wholly-owned subsidiary, Challenger Energy Corp., (collectively, the "Defendants") have entered into a memorandum of understanding (the "MOU") whereby they have agreed to settle the Litigation upon the terms and conditions set forth in the MOU, subject to court approval and all other conditions to the settlement to be mutually agreed upon in a final stipulation of settlement (the "Stipulation").

Under the terms of the MOU, the parties have agreed that the Stipulation will provide, among other things, for the full and final disposition of the Litigation, with prejudice and without costs, by the establishment of a USD $5.2 million settlement fund by the Defendants' insurers for the benefit of a settlement class which shall consist of all those who purchased securities of Sonde between January 14, 2008 through and including February 17, 2009.  Pending the negotiation and execution of the Stipulation, the parties to the Litigation will ask the presiding courts to continue the stay of all proceedings in the Litigation, except as necessary to consummate the settlement.

Under the terms of the MOU, it is acknowledged and agreed that the Defendants have denied and continue to deny any and all liability under securities laws and that they committed any violations of law or engaged in any wrongful acts, and that the settlement is being agreed to in order to eliminate the burden and expense of further litigation.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	October 25, 2010	By:	/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary